UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HOLOGIC, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

2.00% Convertible Senior Notes due 2043

(Title of Class of Securities)

436440 AG6

(CUSIP Number of Class of Securities)

John M. Griffin

General Counsel

Hologic, Inc.

250 Campus Drive, Marlborough, MA, 01752

Tel: (508) 263-2900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Philip J. Flink, Esquire

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$244,456,360	$30,434.82

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.00% Convertible Senior Notes due 2043 issued February 21, 2013 (the “Notes”), as described herein, is 100% of the accreted principal amount of the Notes as of December 15, 2017. As of November 14, 2017, there are Notes with an aggregate of $202,000,000 of original principal amount outstanding. These Notes will have an aggregate accreted principal amount of $244,456,360 as of December 15, 2017.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Hologic, Inc., a Delaware corporation (the “Company”), with respect to the right of each holder (each a “Holder”) of the Company’s 2.00% Convertible Senior Notes due 2043 issued February 21, 2013 (the “Notes”) to require the Company to repurchase the Notes upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Notes, and the Company’s Put Right Notice to Holders of 2.00% Convertible Senior Notes due 2043, dated November 14, 2017, filed as an exhibit to this Schedule TO (the “Put Right Notice”). The right of a Holder to require the Company to repurchase the Notes, as described in the Put Right Notice, as amended or supplemented from time to time, is referred to as the “Put Option.”

The Notes were issued under an Indenture, dated as of December 10, 2007 (the “Base Indenture”), by and between the Company, as issuer, and Wilmington Trust Company, as trustee (the “Trustee”), as supplemented by the Fourth Supplemental Indenture, dated as of February 21, 2013 (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”), by and between the Company and the Trustee.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to repurchase all of the Notes if validly surrendered by the Holders under the terms and subject to the conditions set forth in the Indenture, the Notes, and the Put Right Notice. Under certain circumstances, the Notes are convertible into shares of common stock, par value $0.01 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture, the Notes, and the Put Right Notice. Under the terms of the Indenture, the Company has the option to settle the conversion of the Notes in shares of the Company’s Common Stock, cash, or a combination of cash and shares of the Company’s Common Stock. The Company maintains its registered and principal executive offices at 250 Campus Drive, Marlborough, Massachusetts, 01752 and the telephone number there is (508) 263-2900. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Right Notice is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to Holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Notes and (iv) the Company is a public reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

Item 11. Additional Information.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Put Right Notice to Holders of 2.00% Convertible Senior Notes due 2043, dated November 14, 2017, including form of Optional Put Repurchase Notice.

(a)(1)(B)	IRS Form W-9.

(a)(5)	Press Release issued by the Company on November 14, 2017.

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 10, 2007, by and between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 10, 2007).

(d)(2)	Fourth Supplemental Indenture, dated as of February 21, 2013, by and between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 21, 2013).

(d)(3)	Notice of Redemption to Holders of 2.00% Convertible Senior Notes due 2043, dated November 14, 2017.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOLOGIC, INC.

By:	/s/ Robert W. McMahon
Name:	Robert W. McMahon
Title:	Chief Financial Officer

Date:	November 14, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Put Right Notice to Holders of 2.00% Convertible Senior Notes due 2043, dated November 14, 2017, including form of Optional Put Repurchase Notice.

(a)(1)(B)	IRS Form W-9.

(a)(5)	Press Release issued by the Company on November 14, 2017.

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 10, 2007, by and between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 10, 2007).

(d)(2)	Fourth Supplemental Indenture, dated as of February 21, 2013, by and between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 21, 2013).

(d)(3)	Notice of Redemption to Holders of 2.00% Convertible Senior Notes due 2043, dated November 14, 2017.

(g)	Not applicable.

(h)	Not applicable.

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